March 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia E. Griffith Special Counsel Office of Mergers and Acquisitions

Re:	Genentech, Inc.
Schedule 14D-9 originally filed February 23, 2009
File No. 5-32488

Ladies and Gentlemen:

This letter is in response to the telephone conversation on March 24, 2009 between Bradley Finkelstein of Wilson Sonsini Goodrich & Rosati, counsel to Genentech, Inc. (the “Company” or “Genentech”), and Julia Griffith of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Schedule 14D-9 and related amendments (the “Schedule 14D-9”) of the Company. On behalf of the Company, please find our responses to the Staff’s comments below.

We supplementally advise the Staff that no members of Genentech’s senior management or current board members (other than those Genentech board members who are affiliates of Roche) have any agreements or understandings to become board members of Roche or to receive any equity positions in Roche in connection with Roche’s acquisition of Genentech. Therefore, the Company determined that these individuals are not required to be included as filing persons on the Schedule 13E-3.

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities & Exchange Commission

March 24, 2009

If you have any questions, please do not hesitate to call me at (650) 565-3514.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein